SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO SCHEDULE TO

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

RADVISION LTD. (Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, NIS 0.1 Par Value Per Share, Having an Exercise Price of $7.50 or More Per Share (Title of Class of Securities)

M8186910 5 (CUSIP Number of Class of Securities)

Boaz Raviv
Chief Executive Officer
RADVISION LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
+972-3-767-9300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Steven J. Glusband, Esq.	Adam Klein, Esq.
Carter Ledyard & Milburn LLP	Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Wall Street	2 Weizmann Street
New York, New York 10005	Tel Aviv 64239, Israel
Telephone: (212) 732-3200	Telephone: +972-3-608-9947
Telecopy: (212) 732-3232	Telecopy: +972 3-521-2212

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$2,395,341	$94.14

*	Calculated solely for purposes of determining the filing fee. This amount assumes that eligible options to purchase 1,741,275 ordinary shares of RADVISION Ltd. will be exchanged pursuant to this offer. The aggregate value of such options was calculated as of November 24, 2008 based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2008, equals $39.30 per $1,000,000 (prorated for amounts less than US$1 million) of the transaction value. Accordingly, the filing fee is calculated by multiplying the aggregate transaction valuation by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94.14	Filing party: RADVISION Ltd.
Form or Registration No.: 005-58761	Date filed: November 25, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 25, 2008 (“Schedule TO”) by RADVISION Ltd. (the “Company”) relating to the offer by the Company to eligible participants to exchange options to purchase ordinary shares of the Company’s, par value NIS 0.1 per share, issued under our Year 2000 Employee Stock Option Plan (the “2000 Plan”) and having an exercise price of $7.50 or more per share, for replacement options (“Replacement Options”) issued under our 2000 Plan that will entitle the holder to purchase the same number of our ordinary shares at an exercise price equal to the greater of (i) $7.50 per share and (ii) the per share closing price of our ordinary shares on the NASDAQ Global Market on the date the Replacements Options are granted, upon the terms and subject to the conditions in the Offer to Exchange that was filed as Exhibit 99.(a)(1) to the Schedule TO, as amended and supplemented by this Amendment No. 1.

This Amendment No. 1 is being filed in connection with the Company’s response to comments received from the Securities and Exchange Commission.

Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.

As permitted by General Instruction F to the Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 1, including all other schedules and exhibits hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 1 to the Schedule TO together with the Schedule TO.

ITEM 4.	Terms of the Transaction.

The third paragraph of Section 3 of the Offer to Exchange, titled “Procedures for Surrendering Options,” is hereby amended and restated in its entirety as follows:

“Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to the number of shares subject to eligible options and the validity, form, eligibility, including time of receipt, and acceptance of any surrender of options. Security holders may challenge any determination we make concerning these matters. Only a court of competent jurisdiction can make a decision concerning these matters that will be final and binding upon all persons. Furthermore, subject to our compliance with Rule 13e-4 under the Exchange Act, we reserve the right to waive with respect to all option holders any of the conditions of this offer or any defects or irregularities. We cannot make any such waiver for any one person or group of people. This is a one-time offer, and we will strictly enforce this offer period, subject only to an extension that we may grant in our sole discretion.”

The fourth paragraph of Section 4 of the Offer to Exchange, titled “Change in Election,” is hereby amended and restated in its entirety as follows:

“Neither we nor any other person is obligated to inform you of any defects or irregularities in any election form or notice of withdrawal, and no one will be liable for failing to inform you of any defects or irregularities. We will determine, in our discretion, all questions as to the validity and form, including time of receipt, of election forms and notices of withdrawal. Security holders may challenge any determination we make concerning these matters. Only a court of competent jurisdiction can make a decision concerning these matters that will be final and binding upon all persons.”

Section 6 of the Offer to Exchange, titled “Conditions of this Offer,” is hereby amended and restated in its entirety as follows:

“6.	CONDITIONS OF THIS OFFER

We may terminate or amend this offer, or postpone our acceptance and cancellation of any options surrendered to us, in each case, subject to Rule 13e-4(f)(5) promulgated under the Exchange Act, if at any time prior to the expiration date, we determine that any of the following events has occurred and, in our reasonable judgment, it is inadvisable for us to proceed with this offer:

(a)	any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened (orally or in writing) or instituted or pending before any court, authority, agency or tribunal seeking to enjoin, make illegal or delay completion of this offer, the acquisition of some or all of the surrendered options, the issuance of new options, or otherwise relates to this offer or that, in our reasonable judgment, could materially and adversely affect our business, condition, financial or other, income, operations or prospects or materially impair our ability to create better performance incentives for our employees through this offer;

(b)	any action is threatened (orally or in writing), pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or potentially would:

(i)	make it illegal for us to accept some or all of the surrendered options or to issue some or all of the new options or otherwise restrict or prohibit consummation of this offer or otherwise relate to this offer;

(ii)	delay or restrict our ability, or render us unable, to accept the surrendered options for exchange or to issue new options for some or all of the surrendered options;

(iii)	materially impair our ability to create better performance incentives for our employees through this offer; or

(iv)	materially and adversely affect our business, condition, financial or other, income, operations or prospects;

(c)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(d)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Israel, whether or not mandatory;

(e)	any change, development, clarification or position taken in generally accepted accounting principles that could or would require us to record a compensation expense against our earnings in connection with this offer for financial reporting purposes;

(f)	the commencement of a war, armed hostilities or other international or national crisis involving or impacting the United States or Israel, which could reasonable be expected to affect materially or adversely, or to delay materially, the completion of this offer;

(g)	any significant and adverse change in the market price of our ordinary shares or any change in the general political, market, economic or financial conditions in the United States, Israel or elsewhere that could, in our reasonable judgment, have a material and adverse effect on the business condition (financial or otherwise), operation or prospects of our company or our subsidiaries or on the trading in our ordinary shares;

(h)	any change in the general political, market, economic or financial conditions in the United States, Israel or elsewhere that could, in our reasonable judgment, have a material and adverse effect on the business condition (financial or otherwise), operation or prospects of our company or our subsidiaries that, in our reasonable judgment, makes it inadvisable to proceed with this offer; or

(i)	in the case of any of the foregoing at the time of the commencement of the offer, a material acceleration or worsening thereof;

(j)	another person publicly makes or proposes a tender or exchange offer for some or all of our ordinary shares, or an offer to merge with or acquire us, or we learn that:

(i)	any person, entity or “group”, within the meaning of Section 13(d)(3) of the Exchange Act, has acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our ordinary shares, or any new group is formed that beneficially owns more than 5% of our outstanding ordinary shares, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of this offer;

(ii)	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of this offer has acquired or proposed to acquire beneficial ownership of an additional 2% or more of our outstanding ordinary shares; or

(iii)	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement that it intends to acquire us or any of our assets or securities.

The conditions to this offer are for our benefit. We may assert them in our discretion prior to the expiration date and we may waive them at any time and from time to time prior to the expiration date, whether or not we waive any other condition to this offer. If a condition is triggered, we will notify optionholders and shareholders as soon as practicable whether we have waived an offer condition. Our failure to exercise any of these rights is not a waiver of any of these rights, and the waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Security holders may challenge any determination we make concerning the events described in this section. Only a court of competent jurisdiction can make a decision concerning the events described in this section that will be final and binding upon all persons.”

ITEM 7.	Source and Amount of Funds or Other Consideration.

See the amended and restated Section 6 of the Offer to Exchange, titled “Conditions of this Offer,” set forth above in Item 4 titled “Terms of the Transaction.”

ITEM 10.	Financial Statements.

The financial information contained in Section 9 of the Offer to Exchange, titled “Information About RADVISION; Summary Financial Information” is hereby amended and restated in its entirety as follows:

“Financial Information. Set forth below is a selected summary of our company’s financial information. This information is derived from and qualified by reference to our publicly available consolidated financial statements and should be read in conjunction with the financial statements, related notes and other financial information included in F-1 through F-45 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 and our Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 30, 2008, which are incorporated herein by reference.

The selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 20-F for the year ended December 31, 2007 incorporated by reference in this document. The information as of September 30, 2008 and for the nine months ended September 30, 2007 and 2008 is derived from our non-audited financial statements included in our Report of Foreign Private Issuer on Form 6-K filed with the SEC on October 30, 2008 incorporated by reference in this document.

Consolidated Statement of Operations Data:

	Year Ended December 31,		Nine Months Ended September 30,
	2006	2007	2007	2008
			(unaudited)
	(in thousands, except per share data)

Revenues	$91,023	$91,583	$69,267	$62,007
Cost of revenues	18,165	18,294	13,724	13,728

Gross Profit	72,858	73,289	55,543	48,279
Operating expenses:
Research and development	25,331	30,329	22,819	27,125
Marketing and selling	30,648	32,627	24,120	26,978
General and administrative	6,492	8,633	6,665	6,905
Patent settlement accrual	1,900	-	-	-

Total operating costs and expenses	64,371	71,589	53,604	61,008
Operating income (loss)	8,487	1,700	1,939	(12,729)
Financial income, net	5,825	6,095	5,013	1,395

Income (loss) before taxes on income	14,312	7,795	6,952	(11,334)
Tax benefit (expense), net	936	1,790	180	(119)

Net income (loss)	$15,248	$9,585	$7,132	$(11,453)

Basic net earnings per Ordinary share	$0.69	$0.44	$0.32	$(0.55)
Weighted average number of Ordinary shares used to
compute basic net earnings per share	22,077	21,951	22,109	20,670
Diluted net earnings (loss) per Ordinary share	$0.67	$0.43	$0.31	$(0.55)
Weighted average number of Ordinary shares used to
compute diluted net earnings (loss) per share	22,747	22,482	22,771	20,670

Consolidated Balance Sheet Data:

	As at December 31,		Nine Months Ended September 30, 2008
	2006	2007	(unaudited)
	(in thousands, except per share data)

Cash and cash equivalents	$23,110	$45,370	$31,670
Total current assets	$129,198	$140,815	$105,828
Long-term investments and receivables	$44,334	$24,660	$49,197
Property and equipment, net	$3,609	$5,237	$5,490
Goodwill	$2,966	$2,966	$2,966
Other intangible assets, net	$2,452	$1,362	$544
Total assets	$182,559	$175,040	$164,025
Current liabilities	$25,537	$21,825	$25,120
Accrued severance pay	$4,417	$5,656	$7,022
Total liabilities	$29,954	$27,481	$32,142
Shareholders' equity	152,605	147,559	131,883
Total liabilities and shareholders' equity	$182,559	$175,040	$164,025

”

ITEM 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)	(1)	Offer to Exchange Outstanding Share Options, dated November 25, 2008, including Summary Term Sheet, as amended.

(2)	Form of e-mail to be sent to eligible employees upon commencement of the Offer to Exchange, from Boaz Raviv, Chief Executive Officer of RADVISION Ltd.*

(3)	Form of e-mail to be sent to eligible employees upon commencement of the Offer to Exchange from Human Resources Department of RADVISION Ltd.*

(4)	Form of Letter to Eligible Option Holders*

(5)	Form of Election Form, as amended.

(6)	Form of Notice of Withdrawal.*

(7)	Form of Grant Detail Report.*

(8)	Form of e-mail to be sent to eligible employees with amended Offer to Exchange and Election Form.

(9)	Forms of reminder e-mails to be sent to eligible employees.

(10)	Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on June 24, 2008 (File No. 000-29871), is incorporated herein by reference.

(11)	Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 30, 2008, is incorporated herein by reference.

(b)	Not applicable.

(d)	(1)	Year 2000 Employee Stock Option Plan, as amended, is incorporated herein by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 19, 2002 (File No. 000-29871).

(2)	Form of Stock Option Agreement under the RADVISION Ltd. Stock Option Plan.*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed with the Schedule TO filed with the Securities and Exchange Commission on November 25, 2008, and incorporated herein by reference.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

RADVISION LTD. By: /s/ Boaz Raviv —————————————— Boaz Raviv Chief Executive Officer

Date: December 9, 2008

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Offer to Exchange Outstanding Share Options, dated November 25, 2008, including Summary Term Sheet, as amended.

(a)(2)*	Form of e-mail to be sent to eligible employees upon commencement of the Offer to Exchange from Boaz Raviv, Chief Executive Officer of RADVISION Ltd.

(a)(3)*	Form of e-mail to be sent to eligible employees upon commencement of the Offer to Exchange from Human Resources Department of RADVISION Ltd.

(a)(4)*	Form of Letter to Eligible Option Holders.

(a)(5)	Form of Election Form, as amended.

(a)(6)*	Form of Notice of Withdrawal.

(a)(7)*	Form of Grant Detail Report.

(a)(8)	Form of e-mail to be sent to eligible employees with amended Offer to Exchange and Election Form.

(a)(9)	Forms of reminder e-mails to be sent to eligible employees.

(a)(10)	Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on June 24, 2008 (File No. 000-29871), is incorporated herein by reference.

(a)(11)	Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 30, 2008, is incorporated herein by reference

(d)(1)	Year 2000 Employee Stock Option Plan, as amended, is incorporated herein by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 19, 2002 (File No. 000-29871).

(d)(2)*	Form of Stock Option Agreement under the RADVISION Ltd. Stock Option Plan.

* Previously filed with the Schedule TO filed with the Securities and Exchange Commission on November 25, 2008, and incorporated herein by reference.